February 15, 2007

VIA EDGAR ONLY

Ryan Rohn

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Beicang Iron & Steel Inc.
Your Letter dated February 5, 2007
Item 4.02
File No. 000-13628

Dear Mr Rohn:

In relation to the responses to the staff’s comment letter of February 5, 2007 relating to the above referenced report, please be advised that:

(a)         Beicang Iron & Steel Inc. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced report;

(b)        the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)         we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

BEICANG IRON & STEEL INC.

s/ Hou Beicang

Hou Beicang,

Chief Executive Officer